Shearman & Sterling llp

Thomas.Majewski@Shearman.com (212) 848-7182	November 2, 2016

Ms. Megan Miller U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-196706 and 811-21190)

Ladies and Gentlemen:

On October 3, 2016, Ms. Megan Miller (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas Majewski of Shearman & Sterling LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC’s  (the “Fund”) for the fiscal year ended March 31, 2016, as filed under the 1940 Act on Form N-CSR (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the Fund’s responses to the Staff Reviewer’s comments to the Annual Report are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

1.
COMMENT:      Please explain why fees payable to the Adviser in connection with the administrative services agreement are included in accounts payable rather than stated separately. (Reference Schedule S-X, Section 220, 6-04.12).

RESPONSE:       The Fund appreciates the Staff’s comment and notes that the specific amount payable to the Adviser in connection with the administrative services agreement is disclosed in the Notes to Financial Statements under the heading: “Management Fee, Administration Fee, Related Party Transaction and Other”.  For future statements, the Fund intends to disclose any fees payable to the Adviser in connection with the administrative services as a separate line item caption in the Statement of Assets and Liabilities.

2.	COMMENT: Please explain to the Staff why there are no investments on the Schedule of Investments that are deemed non-income producing. (Reference Schedule S-X, 12-12, footnote 5).

RESPONSE:       The Fund appreciates the Staff’s comment and notes that the stated investment objective, and description of the nature of its underlying investments are described in the Notes to the Financial Statements under the heading “Organization”.  As is consistent with the absence of Investment Income presented on the Fund’s Statement of Operations, the Fund’s underlying investments comprise solely of interests in hedge funds that typically do not pay interest or dividends to the Fund.  For Annual Reports to be filed in the future, the Fund intends to undertake adding a footnote at the foot of the Schedule of Investments identifying those Investments in Investment Funds that are non-income producing.

3.	COMMENT: Please explain to the Staff why there is no aggregate value of securities that are restricted. (Reference Schedule S-X 12-12 footnote 6).

RESPONSE:       The Fund appreciates the Staff’s comment and notes that the Fund’s Investments are solely comprised of partnership or membership interests in investment funds managed by third-party investment managers as described in the Notes to Financial Statements under the heading “Organization”.  Such investment funds are acquired by the Fund exclusively on a private placement basis, where the investment funds have no intention of registering such interests under the Securities Act of 1933, each contain restrictions on resale, and each cannot be sold publicly.  Furthermore, the Fund has disclosed the respective liquidity and redemption parameters for each of its investments on the Schedule of Investments.  The Fund intends to further enhance existing disclosure by adding the following statement to the foot of the Schedule of Investments in future Annual Report filings – “The Fund’s Investments in Investment Funds are exempt from registration under the Securities Act of 1933, as amended, and contain restrictions on resale and cannot be sold publicly”.  The Fund will consider whether additional disclosure is appropriate going forward.

4.	COMMENT: Staff did not note other requirements under 12-12 footnote 6, such as acquisition cost, dates, etc. Please explain those as well.

RESPONSE:       See response to Comment 3.

5.
COMMENT:      Please include a line item on the Statement of Assets and Liabilities entitled “Commitments and Contingencies” with a parenthetical reference to the Note that discloses unfunded commitments.  (Reference Schedule S-X 6-04.15).

RESPONSE:       The Fund appreciates the Staff’s comment, and in future statements will address the disclosure requirement over Commitments and contingent liabilities by including a separate line item captioned  as “Commitments and Contingencies” on the Statement of Assets and Liabilities with a reference to the applicable note within the Notes to Financial Statements.

6.
COMMENT:      With regard to unfunded commitments, please provide in correspondence a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.  Also, a general explanation as to why it believes it can cover its commitments.

RESPONSE:       As of March 31, 2016, the Fund had unfunded commitments of $22,300,000.  The Fund’s available cash as of March 31, 2016 was sufficient to cover its commitments.  The Fund held cash of $134,238,161 as recorded in the Statement of Assets and Liabilities.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions, please contact me at (212) 848-7182.

Sincerely,

/s/ Thomas M. Majewski

Thomas M. Majewski (as attorney for the Company)

cc:
A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Paul Schreiber (Shearman & Sterling LLP)
Thomas Majewski (Shearman & Sterling LLP)
Catherine Sum (Shearman & Sterling LLP)
Aviva Grossman (Perkins Coie LLP)